08028747

OMMISSION

...549

BB 3/10

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E. 20th Street, Suite 28
(No. and Street)

Joplin	MO	64804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young — 417-623-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James L. Gordon, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

727 Poyntz Avenue	Manhattan	KS	66502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/20

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WHITNEY A. SOUZA
My Commission Expires
October 10, 2011
Jasper County
Commission #07302754

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page. (Balance Sheet)
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MidAmerica Financial Services, Inc.

December 31, 2007

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2007

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I have audited the accompanying balance sheets of MidAmerica Financial Services, Inc. (an S-corporation) as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on page 9 of my report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James L. Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 25, 2008

MidAmerica Financial Services, Inc.

BALANCE SHEETS

December 31,

	2007	2006
ASSETS		
Current Assets		
Cash in bank	$61,264.30	$5,738.29
Accounts receivable - registered representatives	14,411.47	7,641.90
Commissions receivable	5,978.44	15,334.96
Prepaid rent	600.00	600.00
	82,254.21	29,315.15
Other Assets		
Brokerage account (unrestricted) - Note C	10,000.00	10,000.00
Brokerage account (restricted) - Note C	1,199.43	792.88
Deposits	350.00	350.00
	11,549.43	11,142.88
Plant and Equipment		
Office furniture and equipment	13,328.27	6,618.33
Less accumulated depreciation	(6,331.86)	(5,722.00)
	6,996.41	896.33
TOTAL ASSETS	$100,800.05	$41,354.36
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Bank account overdraft	$26,060.95	$3,078.64
Accounts payable	7,145.28	0.00
Commissions payable	26,403.11	20,133.17
Payroll Liabilities	10,245.81	0.00
	69,855.15	23,211.81
Stockholder's Equity		
Common Stock, no par value; 100,000 shares authorized 100 shares issued	100.00	100.00
Retained Earnings	30,844.90	18,042.55
Total Equity	30,944.90	18,142.55
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$100,800.05	$41,354.36

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF INCOME

Year Ended December 31,

	2007	2006
Sales		
Commissions received	$694,910.34	$402,179.95
Registered representative income	45,592.11	45,610.54
Other income	186,143.78	130,564.51
Investment advisory supervisory income	10,598.18	2,274.00
TOTAL SALES	937,244.41	580,629.00
Cost of Sales		
Commissions paid	677,711.23	410,683.59
Clearing costs	13,075.22	11,014.25
Registered representative expense	39,192.19	27,007.50
TOTAL COST OF SALES	729,978.64	448,705.34
GROSS PROFIT	207,265.77	131,923.66
Overhead Expenses		
Accounting	3,000.00	3,332.72
Advertising	289.92	1,641.08
Attorney fees	342.75	628.22
Compliance consulting	4,741.25	0.00
Contracted services	109,499.66	83,371.15
Contributions	0.00	70.00
Depreciation	609.86	636.54
Dues and subscriptions	548.52	471.77
Insurance	6,114.81	1,950.00
Internet expense	3,175.05	2,570.09
Licenses and permits	107.50	52.75
Miscellaneous	1,183.87	737.19
Office expense	4,745.35	5,312.82
Payroll	52,317.80	0.00
Payroll taxes	4,366.28	0.00
Postage	6,174.75	4,991.75
Printing and reproduction	951.24	461.71
Recruitment fees	2,603.28	5,200.88
Rent	7,200.00	7,200.00
Repairs	900.74	557.68
Telephone	7,522.76	5,383.53
Travel and entertainment	16,375.72	14,728.18
TOTAL OVERHEAD EXPENSES	232,771.11	139,298.06
OPERATING INCOME	(25,505.34)	(7,374.40)
Other Income		
Interest income	2,745.41	1,490.97
Finance charges	190.05	216.98
NASD refund from FINRA buyout	35,000.00	0.00
Other miscellaneous income (expense)	372.23	(903.70)
TOTAL OTHER INCOME	38,307.69	804.25
NET INCOME	$12,802.35	($6,570.15)

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2007 and 2006

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2006	$100.00	$28,059.18	$28,159.18
Dividends	0.00	(3,446.48)	(3,446.48)
Net income (loss)	0.00	(6,570.15)	(6,570.15)
BALANCE AT DECEMBER 31, 2006	$100.00	$18,042.55	$18,142.55
Dividends	0.00	0.00	0.00
Net income (loss)	0.00	12,802.35	12,802.35
BALANCE AT DECEMBER 31, 2007	$100.00	$30,844.90	$30,944.90

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$12,802.35	($6,570.15)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	609.86	636.54
Changes in assets and liabilities increasing (decreasing) cash flows:		
Accounts receivable - registered representatives	(6,769.57)	5,394.38
Commissions receivable	9,356.52	(10,746.34)
Prepaid expense	0.00	(600.00)
Bank account overdraft	22,982.31	3,078.64
Accounts payable	7,145.28	25.08
Commissions payable	6,269.94	13,415.92
Payroll tax liabilities	10,245.81	0.00
NET CASH PROVIDED BY OPERATING ACTIVITIES	62,642.50	4,634.07
CASH FLOWS USED IN INVESTING ACTIVITIES		
Increase in brokerage accounts (unrestricted)	(406.55)	(425.30)
Purchases of equipment	(6,709.94)	0.00
NET CASH USED BY FINANCING ACTIVITIES	(7,116.49)	(425.30)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends	0.00	(3,446.48)
CHANGE IN CASH AND CASH EQUIVALENTS	55,526.01	762.29
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,738.29	4,976.00
CASH AND CASH EQUIVALENTS AT END OF YEAR	$61,264.30	$5,738.29

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for interest or taxes in 2006.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company is registered in 36 states and Washington, DC.

Security Trading: On security trades by customers the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Accounts Receivable - Registered Representatives: Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2007 and 2006 all of the Company's commissions receivable and payable were less than 60 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

	2007	2006
Income per books	$12,802.35	($6,570.15)
Adjustments:		
Cash receipts of prior year receivables	22,976.86	17,624.90
Cash payment of prior year payables	(20,133.17)	(6,692.17)
Current year receivables	(20,389.91)	(22,976.86)
Current year payables, excluding payroll liabilities	33,548.39	20,133.17
Difference between book and tax depreciation	(6,155.68)	386.54
50% limitation on meals and entertainment	2,970.51	2,650.19
TAXABLE INCOME TO SHAREHOLDER	$25,619.35	$4,555.62

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. In 2006 and most of 2007 management was considered to be independent contractors. At the end of 2007 management began drawing wages.

Sales - Other Income: Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital Gains (Losses): The Company does not trade on its own behalf.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. was owned by the shareholders of MidAmerica Financial Services, Inc.

MidAmerica Mortgage Center, Inc. ceased operations in 2005 and MidAmerica Financial Services, Inc. paid off its remaining Yellow Page contract of $3,446.48. This amount was treated as a dividend to the shareholders.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balances in this account at December 31, 2007 and 2006 were $11,199.43 and $10,792.88. $10,000.00 of this amount has been reported as restricted cash under other assets.

NOTE D--CONCENTRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds with its clearing house. These balances are not insured. The amounts in these accounts at December 31, 2007 were $11,199.43 and $68,659.97, exposing the Company to a potential credit risk of $79,859.40. The amounts in these accounts at December 31, 2006 were $10,792.88 and $23,087.19, exposing the Company to a potential credit risk of $33,880.07.

NOTE E--LEASES

The Company leases its offices for $600.00 per month. The lease is month to month and there is no contract.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2007 and 2006 these amounts were:

	2007		2006	
	Value	Haircut	Value	Haircut
Money Market Funds:				
Cash in bank	$61,264.30	$1,225.29	$5,738.29	$114.77
Brokerage account	11,199.43	223.99	10,792.88	215.86
	$72,463.73	$1,449.28	$16,531.17	$330.63

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2007 and 2006 the Company had net capital of $7,137.74 and $8,323.69. ($2,137.74 and $3,323.69 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 835.13% and 278.86% on those dates.

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2007 and 2006, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on my computation of net capital under Rule 15c3-1, as of December 31, 2007 and 2006 there were no material differences with respondent's unaudited reports.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31,

	2007	2006
NET CAPITAL		
Ownership equity	$30,944.90	$18,142.55
Less non-allowable assets:		
Rent deposit	350.00	350.00
Prepaid rent	600.00	600.00
Receivables from non-customers	14,411.47	7,641.90
Net fixed assets	6,996.41	896.33
	22,357.88	9,488.23
TOTAL ALLOWABLE CAPITAL	8,587.02	8,654.32
Less haircuts on investments	1,449.28	330.63
TOTAL NET CAPITAL	7,137.74	8,323.69
MINIMUM NET CAPITAL REQUIREMENT	(5,000.00)	(5,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$2,137.74	$3,323.69
TOTAL AGGREGATE INDEBTEDNESS	$69,855.15	$23,211.81
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	978.67%	278.86%

See independent auditors' report

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

In planning and performing my audit of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United State of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 - Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal occurs of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. However, I noted other matters involving internal control over financial reporting, which I have reported to management of the Company in a separate letter dated February 25, 2008.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James L. Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 25, 2008

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of December 31, 2007 and 2006 and have issued my report thereon dated February 25, 2008

In planning and performing my audit of the financial statements and supplemental schedules MidAmerica Financial Services, Inc. for the years ended December 31, 2007 and 2006, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James L Gordon

James L. Gordon, C.P.A., P.A.
Manhattan, Kansas
February 25, 2008

James L. Gordon, C.P.A., P.A.

Commerce Bank Tower – 727 Poyntz Ave. Manhattan, KS 66502 Telephone 785/537-0190 FAX 785/537-0158

February 25, 2008

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street
Joplin, Missouri

I am presenting for your consideration my comments and recommendations regarding internal control and other matters coming to my attention during the audit of the financial statements of MidAmerica Financial Services, Inc. as of and for the year ended December 31, 2007 and 2006.

In planning and performing my audit of the financial statements of MidAmerica Financial Services, Inc., for the year ended December 31, 2007 and 2006, I considered the Company's internal control in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements. The purpose of this consideration was not to provide assurance on internal control.

However, during my audit I became aware of matters that are opportunities for strengthening internal control and operating efficiency. The memorandum accompanying this letter summarizes my comments and recommendations concerning these matters. This letter does not affect my report dated February 25, 2008 on the financial statements of MidAmerica Financial Services, Inc.

I will discuss the status of these comments during my next audit engagement. I have already discussed these comments and suggestions with various personnel, and I will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

Sincerely,

James L. Gordon

James L. Gordon, C.P.A., P.A.

MIDAMERICA FINANCIAL SERVICES, INC.
Management Letter Points
Year Ended December 31, 2007 and 2006

I appreciate the outstanding job Shaun Young did in providing the necessary documentation for the audit on a timely basis.

Management Letter Points

1. When comparing commission expenses reported in the financial statements with those that were reported to individuals on Form 1099 one difference was discovered.

   The Company uses QuickBooks for financial reporting and this difference occurred because some commission checks were written to the individual using his "doing business as" name rather than his "vendor" name. These "doing business as" name was not flagged for a 1099.

   I recommend that a corrected 1099 be filed for this individual.

2. When comparing payroll expenses reported in the financial statements to quarterly and annual reports that had been filed inconsistencies were discovered between the reports and actual expenses.

   Payroll items can be set up in QuickBooks to point to different general ledger accounts and I would recommend that the current configuration of these items be modified to make the filing of your quarterly and annual reports easier.

   Differences between 941's, W-2's and the amounts reported in the financial reports were insignificant. I recommend filing an amended 940 that agrees with the amounts reported on these other forms.

3. Your Anti Money Laundering (AML) program states that your clearing house will compare the names on new accounts against the suspected terrorist list maintained by the Office of Foreign Assets Control (OFAC) as stated in your clearing agreement with them. However, the clearing agreement states that although the clearing house will do this, it does not relieve you of your responsibility to do the same.

   I recommend that either modify your clearing agreement appropriately or implement procedures to comply with this requirement in-house.

4. In the past, the officers of the company have been paid as contracted labor. In 2007 they began receiving salaries. Given the circumstances and nature of the business I believe that either treatment could be considered appropriate.

   However, one or the other should be decided upon for future years. Given the fact that the business is an S-corporation and the intent is that the officers will eventually become shareholders it is my recommendation that the officers be paid salaries commensurate with industry standards. Any cash at year end in excess of minimum net capital requirements can then be distributed to owners and not be subjected to self employment tax.

5. Given the fact that it is intended that the officers eventually become shareholders, and the fact that no minutes are prepared and no board meetings are held, I would recommend that a written agreement be drawn up which spells out the way in which the officers will acquire their shares from the current owner, including, but not limited to, the number of shares to be involved, the amount to be paid, the manner in which they will be paid for and the timing of the sale (purchase).

6. When the firm was checked on the secretary of state's website it was noted that it had failed to file its annual report and had been administratively dissolved. This has been taken care of and the firm is back in good standing. In the future, the annual report will be prepared as part of the audit engagement in conjunction with federal and state income tax returns.

END